UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                        Vitalink Pharmacy Services, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   92846E104
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                                 (CUSIP Number)


        James H. Rempe, Esq.    Copy to:
        Senior Vice President,
        General Counsel & Secretary           W. Leslie Duffy, Esq.
        Manor Care, Inc.                      Cahill Gordon & Reindel
        11555 Darnestown Road                 80 Pine Street
        Gaithersburg, Maryland 20878          New York, New York 10005
        (301) 979-4000                        (212) 701-3000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 15, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 0.

Check the following box if a fee is being paid with the statement 0.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
                         Exhibit Index begins on page 4

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"). This Amendment No. 3 supplements and amends the initial statement on Schedule 13D dated April 24, 1997, as amended by Amendment No. 1 thereto dated May 22, 1997 and Amendment No. 2 thereto dated May 30, 1997, filed by Manor Care, Inc., a Delaware corporation ("Manor Care").

Item 4.  Purpose of Transaction

     Item 4 is hereby amended and restated as follows: Manor Care acquired beneficial ownership of the Shares for the purpose of increasing its ownership interest in the Company from approximately 45% to above 50% in order to consolidate the Company for financial reporting purposes. On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in the Company. Alternatives under consideration include strategic mergers, joint ventures or other business combinations that will enhance the strategic position of the Company in the marketplace, better enable it to serve its customers and increase shareholder value. There can be no assurance, however, that any such transaction will be effected. The implementation of any strategy will depend on market conditions, available opportunities and other factors deemed relevant by Manor Care.

Item 7.  Materials to Be Filed as Exhibits

      Exhibit 1     Press release dated October 15, 1997.











                               Page 2 of 4 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1997                  MANOR CARE, INC.

                                  By: /s/ James H. Rempe
                                      ------------------------------
                                      Name: James H. Rempe
                                      Title: Senior Vice President,
                                             General Counsel & Secretary














                               Page 3 of 4 Pages

                                 EXHIBIT INDEX

Exhibit      Description
-------      -----------

   1         Press Release dated October 15, 1997.


























                               Page 4 of 4 Pages

                                                                Exhibit 1

Manor Care, Inc.                                         [Manor Care Logo]
11555 Darnestown Road
Gaithersburg, MD  20878-3200
(301) 979-4000

NEWS RELEASE

Contact: Leigh C. Comas, Vice President, Finance and Treasurer Kimberly A. Holland, Director, Investor Relations

FOR IMMEDIATE RELEASE

MANOR CARE ANNOUCES EXPLORATION OF STRATEGIC ALTERNATIVES WITH RESPECT TO 51%-OWNED VITALINK PHARMACY SERVICES SUBSIDIARY

     Gaithersburg, Maryland, October 15, 1997, Manor Care, Inc. (NYSE: MNR), a national health care provider, today announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink Pharmacy Services, Inc. Alternatives under consideration include strategic mergers, joint ventures or other business combinations that will enhance Vitalink's strategic position in the marketplace, better enable it to serve its customers and increase shareholder value. There can be no assurance, however, that any such transaction will be effected. Manor Care operates 206 health care facilities containing 27,836 beds in 29 states. Manor Care also owns 51% of Vitalink Pharmacy Services (NYSE: VTK) and holds a controlling interest in In Home Health, Inc. (NASDAQ: IHHI).